SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of September, 2021

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated September 29, 2021 announces Plans to Restart Silicon Metal Facility in the United States

Ferroglobe Announces Plans to Restart Silicon Metal Facility in the United States

LONDON, September 29, 2021 (GLOBE NEWSWIRE) -- Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe” or the “Company”), a leading producer of silicon metal, silicon-based alloys and manganese-based specialty alloys, is pleased to announce today that its subsidiary, Globe Metallurgical Inc. (“GMI”), is considering plans to restart its silicon metal facility in Selma, Alabama (United States).

GMI is working with state and local representatives and is seeking New Market Tax Credits for the project, which would help offset commissioning costs and enable the Company to acquire and upgrade equipment to begin production of silicon metal.

Combined, the two-furnace operation has total annual capacity of 22,000 tons of silicon metal.  GMI would plan on restarting one furnace in December 2021 and hopes to restart the second furnace by March 2022.  Combined the facility would require approximately 100 local new hires, and 150 indirect local suppliers.

Marco Levi, Ferroglobe’s Chief Executive Officer commented, “Ferroglobe is one of the few silicon metal producers with meaningful idled capacity which can be restarted globally.  In light of favorable market conditions in North America heading into 2022, the Selma facility will be an important asset in our U.S. silicon platform going forward, particularly with the permanent shut down of our Niagara Falls, New York facility as part of our strategic turnaround plan.  The restart of the Selma facility has been a part of our multi-year strategy, and we feel this is an opportune time to commence the process.  We thank the State of Alabama for all their support and look forward to welcoming back the workforce.”

“The potential reopening of GMI’s silicon metal facility in Selma reflects the company’s confidence in the future of Alabama’s economy and in the strength of the area’s workforce,” Governor Kay Ivey said. “These growth plans position this historic region of our state for significant new investment and added jobs, and that’s great news for Selma and for the entire state.”

“The Alabama team is fully committed to stimulating economic growth in the state’s rural areas and supportive of GMI’s move to restart its idled facility in Dallas County,” said Greg Canfield, Secretary of the Alabama Department of Commerce. “We plan to work with the company to help facilitate its plans, which will provide an economic boost to the Selma community and opportunities for its hard-working citizens.”

About Ferroglobe

Ferroglobe PLC is one of the world’s leading suppliers of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe Ferroglobe’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to Ferroglobe and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond Ferroglobe’s control.

Forward-looking financial information and other metrics presented herein represent Ferroglobe’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

INVESTOR CONTACT:

Gaurav Mehta

Executive Vice President - Investor Relations

investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Executive Director – Communications, Branding & Public Affairs

corporate.comms@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 29, 2021
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)